EXHIBIT 99.1

ZJK Industrial Co. Ltd. Secures Patent from the China National Intellectual Property Administration for High-Precision Image Recognition-based SMT Carrier Tape Inspection System, Boosting Automation and Efficiency

Shenzhen, China, May 15, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co. Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today announced that it has patented an innovative image recognition-based inspection-control system for carrier tape packaging. Traditional SMT carrier tape inspections rely on manual checks post-packaging, a slow and labor-intensive process. ZJK’s innovation replaces this with automated, in-line detection, boosting efficiency and accuracy.

The patent, granted by the China National Intellectual Property Administration (CNIPA), covers a surface-mount technology (SMT) carrier tape packaging inspection-control system based on image recognition. The system comprises two image acquisition modules and two analysis modules. After components are placed on the carrier tape, the first image acquisition module captures an image, which is analyzed by the first analysis module to detect any predefined first-class anomalies. Following bonding, the second image acquisition module captures another image, which is analyzed by the second analysis module for second-class anomalies. A control module automatically halts the packaging machine upon detection of any anomaly, ensuring defects are identified and addressed in real time.

Ning Ding, CEO of ZJK, commented: “This invention enables automatic detection that can be seamlessly integrated into existing production lines and enhanced with intelligent technologies, eliminating the need for manual inspection through rewinding and greatly improving production efficiency. Notably, the new system also achieves an exceptional accuracy rate of nearly 100% in detecting missing components, significantly enhancing customer satisfaction with ZJK.

Looking ahead, we see l growth opportunities for this invention. First, we believe that demand for inspection systems is rising across industries, driven by the proliferation of electronic components in consumer electronics, automotive, aerospace, and equipment manufacturing. Rising expectations for quality, reliability, and cost-efficiency are pushing manufacturers to adopt advanced inspection solutions. This trend is further reinforced by the rapid iteration and integration of IT products into nearly every aspect of consumer goods.

Second, long-term policy trends are favorable, with governments worldwide actively rolling out supportive measures and incentives for the manufacturing sector, fostering innovation and investment in inspection technologies. Meanwhile, the industry-wide shift toward automation and intelligent systems continues to drive demand for SMT packaging products and cutting-edge inspection equipment, both of which remain integral to modern manufacturing and are evolving alongside technological advancements.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company's website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com